Contact

www.linkedin.com/in/
zviadsichinava (LinkedIn)

Top Skills

Angular 2
Web Design
React.js

Languages

English (Professional Working)
Russian (Limited Working)
Georgian (Native or Bilingual)

Honors-Awards

“Program Product TEGAPRO”
Soros Contest in Informatics
TEGAPRO

Publications

Hierarchy view component with pure CSS (SASS)

Zviad Sichinava

CEO at Stack
Netherlands

Summary

Stacker

Experience

Stack Browser

5 years 5 months

Chief Executive Officer
June 2023 - Present (6 months)
Amsterdam, North Holland, Netherlands

Chief Product Officer
July 2018 - Present (5 years 5 months)
Rotterdam Area, Netherlands

DevFactory

Senior Front End Software Architect
April 2017 - May 2018 (1 year 2 months)
Austin, Texas, United States

Working on DevFactory Prototype Team developing functional prototypes for companies inside Trilogy group.

The main responsibility is to enable Product Managers to develop and refine their ideas, create working prototypes, and deliver concrete UI specs.

Create and maintain along with the team reusable angular 2 librarie, with flexible components to allow rapid development of prototypes.

Technologies: Angular2, bootstrap, REST APIS, SASS, gulp, angular-cli

GAC Group

UX/UI Designer - Software Engineer
December 2015 - April 2017 (1 year 5 months)
Dubai, United Arab Emirates

The GAC Group is committed to ensuring customers' needs for quality shipping, logistics and marine services are understood and met. And with over 9,000 professionals working around the clock at more than 300 offices in over 50 countries, we deliver on that promise.

• Understand business requirements through meetings with business analysts and product managers
• Create wireframes to set the direction of UI
• Creating interactive prototypes
• Facilitate a Usability Testing with the actual users
• Building HTML/CSS for applications
• Designing and building Front-End framework to simplify applications development process

NextMart Holdings Limited
Designer & Co-Founder
February 2015 - January 2016 (1 year)

NextMart is the web and mobile application which allows the user to see, select and order products and goods from their nearest, neighborhood supermarket.

• Created web-site. Design, UI/UX Design, Front-End Development. Fully responsive.
• Created iOS/Android hybrid application. Design, UI/UX Design, Front-End Development.
• Planned and created CMS, PMS and other tools to simplify working process.

Virtual Market Holdings Limited
Product Designer / Front-End Developer
March 2014 - January 2015 (11 months)

s-Mart is a super-Intuitive retail business software designed for touchscreens and targeted towards commercial outlets. It is a huge touchscreen display with all the real size products on it. The customer can swipe the whole wall through thousands of products, search for them easily, filter them out, select desired ones and order them as easy as just a tap on a touchscreen. s-Marts will be allocated in the malls, metro stations, hotels and hotel lobbies.

• I was Product Manager and partner of s-Mart.
• I have created UI/UX design for s-Mart.

• Developed Front-end and CMS.You can see s-Mart sample for flowers shop on this

link:https://goo.gl/photos/6e9xiQ6XYxNF9jmA7

Presto Development

Front-End Developer / UX Designer

August 2013 - October 2014 (1 year 3 months)

Georgia

Presto is one of the leading web development companies in Georgia. The company`s services include Web Solutions, Websites, Facebook Applications, Virtual Tours. Presto worked with the brands such as Johnnie Walker, Samsung, Buddha-Bar, etc.

• I was a Creative Director / UX/UI designer. My responsibility was to build the product from idea to production.
• I was generating ideas for customers, sketching, designing and building Front-End.

Virtual World LTD

Founder

February 2010 - October 2014 (4 years 9 months)

Georgia

Virtual World was the first company making interactive Virtual Tours in Georgia. We were creating interactive HQ 360x180 degree virtual tours for restaurants, universities, schools, etc. We also worked with the government.

• I was taking 360x180 panoramic photos, processed in photoshop and writing code for virtual tours.
• I created Game with a virtual tour for one of the restaurants in Georgia. The idea was to find hidden objects in the venue and get perks in a restaurant.
• We introduced to the restaurants the service of booking the table from the virtual tour

Company for Demand Administration LTD

Web Developer

November 2008 - January 2010 (1 year 3 months)

Georgia

The company provided legal services to banks (Bank of Georgia, TBC Bank, etc.) and other financial organizations.

• I created CRM software (Developed in C#) for the company.
• Managed the IT team.

Bank of Georgia
Junior Art Director
October 2007 - November 2008 (1 year 2 months)

The company was a subsidiary of "Bank of Georgia". The company had 42 inch LCD displays in every branch of the bank - renting them out for advertising.

• I was working with our clients and creating commercials for them.
• During this job, I have created several commercials that got local recognition and awards.

Here are some of my works:
Chevrolet Spark - "You just need a spark" - http://vimeo.com/24674773
Borjomi – "Borjomi - my water" - http://vimeo.com/23545832
Tbilisi State Univesity – "Unforgettable way of success" - http://vimeo.com/24674604

Education

Ivane Javakhishvili Tbilisi State University
Master's degree, Economics and Business Faculty · (2011 - 2013)

Ivane Javakhishvili Tbilisi State University
Bachelor's degree, Economics and Business Faculty · (2007 - 2011)

T. Gegelia Tbilisi Physics and Mathematics Boarding School "Komarov"
· (2003 - 2007)

V. Dvalishvili Tbilisi IV Georgian Gymnasium
· (1996 - 2003)